BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT	Telephone: 442-599-1299
Attorney/Principal	wbarnett@wbarnettlaw.com

October 13, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Andi Carpenter, Staff Accountant
Anne McConnell, Staff Accountant
Bradley Ecker, Staff Attorney
Jay Ingram, Staff Attorney

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261070

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). The Amendment No. 4 has been revised in accordance with the Commission’s comment letter dated October 12, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Consolidated Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income, Page F-5

1	In regard to the updated comparative interim financial statements for the six months ended June 30, 2021, it appears the weighted average common shares outstanding and earnings per share amount currently disclosed should be revised to retro-actively reflect the reorganization and share exchange agreement with Ms. Hua that resulted in the Company issuing 40,000,000 shares of common stock in exchange for all of RLSP’s shares, similar to a stock split or nominal share issuance. Refer to ASC 260-10-55-12, 55-17 and S99-1. Alternatively, please explain why you believe the current disclosures are appropriate.

In response to your comment, we have updated the weighted average common shares outstanding and earnings per share for the period ended on June 30, 2021 in our Amendment No. 4.

SEC

Rubber Leaf Inc

October 13, 2022

Note 8 – Related Party Transactions, page F-15

2.	Based on the information provided in the first and third bullets of your response to prior comment 8, please revise your filing to disclose:

● The reason for the related party vendor deposit and when you expect the deposit to be refunded; and

● The reason for the extension of credit terms to Xinsen and when you expect the outstanding related party accounts receivable to be paid.

In response to your comment, we have revised Note 8 to disclose above information on page F-15 under the headings of “Purchase” and “Sales under Indirect Supply Model”, in the Amendment No. 4.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. Wang, CFO